June 27, 2019

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: **RiverNorth Marketplace Lending Corporation and RiverNorth/DoubleLine Strategic Opportunity Fund, Inc.**
File Nos. 811-23067 and 811-23166

Dear Sir/Madam:

You will find enclosed herewith a copy of the Fidelity Bond for the RiverNorth Marketplace Lending Corporation and the RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. (the "Funds") pursuant to Regulation 270.17g-1 of the Regulations of the Commission issued under the Investment Company Act of 1940.

Also enclosed herewith is a copy of the Resolutions of the majority of the Board of Trustees who are not "interested persons" of the above-captioned Registrant approving the amount, type, form, and coverage of the Fidelity Bond now in effect for the Registrant.

The premiums for the Bond have been paid for the period from May 31, 2019 to May 31, 2020.

Note this is a joint policy with RiverNorth Funds and RiverNorth Opportunistic Municipal Income Fund. If the Funds were to maintain their own single insured bond instead of being a named insured in the joint bond, the limit of liability of such bonds would have to be at least $600,000 and $750,000 for the RiverNorth Marketplace Lending Corporation and the RiverNorth/DoubleLine Strategic Opportunity Fund, Inc., respectively.

If you have any questions, please contact the undersigned at 312-445-2251.

Sincerely,

/s/ Marcus L. Collins

Marcus L. Collins
Secretary

Enclosures

Insured: RIVERNORTH FUNDS

Date: June 19, 2019

Producer: MAURY, DONNELLY & PARR, INC.

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
May 31, 2019	70437045	ICAP Bond Renewal		$ 6,300
To				
May 31, 2020				
20% Commission				
			TOTAL	$ 6,300

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Chubb Group of Insurance Companies

202B Hall's Mill Road

Whitehouse Station, NJ 08889

NAME OF ASSURED (including its **Subsidiaries**):

RIVERNORTH FUNDS

325 N. LASALLE ST., SUITE 645

CHICAGO, IL 60654

DECLARATIONS

FINANCIAL INSTITUTION INVESTMENT COMPANY ASSET PROTECTION BOND

Bond Number: 70437045

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana

a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100

Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on May 31, 2019
 to 12:01 a.m. on May 31, 2020

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.**

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Employee	$ 3,525,000 $ 5,000	
2. On Premises	$ 3,525,000 $ 5,000	
3. In Transit	$ 3,525,000 $ 5,000	
4. Forgery or Alteration	$ 3,525,000	$ 5,000
5. Extended Forgery	$ 3,525,000	$ 5,000
6. Counterfeit Money	$ 3,525,000	$ 5,000
7. Threats to Person	$ 3,525,000	$ 5,000
8. Computer System	$ 3,525,000	$ 5,000
9. Voice Initiated Funds Transfer Instruction	$ 3,525,000	$ 5,000
10. Uncollectible Items of Deposit	$ 50,000	$ 5,000
11. Audit Expense	$ 50,000 $ 5,000	

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1 - 9

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Secretary

President

ICAP Bond (5
Form 17-02-1421 (Ed. 5-98)

for:

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED

Insuring Clauses

Employee   1.

Loss resulting directly from **Larceny** or **Embezzlement** committed by any **Employee**, alone or in collusion with others.

On Premises   2.   Loss of **Property** resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such **Property** is lodged or deposited at premises located anywhere.

In Transit 3. Loss of **Property** resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the **Property** is in transit anywhere:

     a. in an armored motor vehicle, including loading and unloading thereof,

     b. in the custody of a natural person acting as a messenger of the ASSURED, or

     c. in the custody of a **Transportation Company** and being transported in a conveyance other than an armored motor vehicle provided, however, that covered **Property** transported in such manner is limited to the following:

         (1)   written records,

         (2)   securities issued in registered form, which are not endorsed or are restrictively endorsed, or

         (3)   negotiable instruments not payable to bearer, which are not endorsed or

are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of such **Property** by the natural person or **Transportation Company** and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

Insuring Clauses
(continued)

Forgery Or Alteration 4. Loss resulting directly from:

a. **Forgery** on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of **Property**, or

b. transferring, paying or delivering any funds or other **Property**, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other **Property**, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an **Investment Company**, or of any financial institution or **Employee** but which instructions, advices or applications either bear a **Forgery** or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or **Employee**;

excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery 5. Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

a. acquired, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original **Securities, documents or other written instruments** which prove to:

(1) bear a **Forgery** or a fraudulently material alteration,

(2) have been lost or stolen, or

(3) be **Counterfeit**, or

b. guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any **Securities, documents or other written instruments**.

Actual physical possession, and continued actual physical possession if taken as

collateral, of such **Securities, documents or other written instruments** by an **Employee, Custodian**, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

Insuring Clauses

Extended Forgery
(continued)

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money 6. Loss resulting directly from the receipt by the ASSURED in good faith of any **Counterfeit** money.

Threats To Person 7. Loss resulting directly from surrender of **Property** away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an **Employee** as defined in SECTION 1.e. (1), (2) and (5), a **Relative** or invitee of such **Employee**, or a resident of the household of such **Employee**, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such **Property**:

a. the **Employee** who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

b. the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

It is agreed that for purposes of this INSURING CLAUSE, any **Employee** of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such **Employee** has a legal or equitable interest.

Computer System

8. Loss resulting directly from fraudulent:

a. entries of data into, or

b. changes of data elements or programs within, a **Computer System**,

provided the fraudulent entry or change causes:

(1) funds or other property to be transferred, paid or delivered,

(2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

(3) an unauthorized account or a fictitious account to be debited or credited.

Insuring Clauses
(continued)

Voice Initiated Funds 9. Loss resulting directly from **Voice Initiated Funds Transfer Instruction** directed
Transfer Instruction to the ASSURED authorizing the transfer of dividends or redemption proceeds of **Investment Company** shares from a **Customer's** account, provided such **Voice Initiated Funds Transfer Instruction** was:

a. received at the ASSURED'S offices by those **Employees** of the ASSURED specifically authorized to receive the **Voice Initiated Funds Transfer Instruction**,

b. made by a person purporting to be a **Customer**, and

c. made by said person for the purpose of causing the ASSURED or **Customer** to sustain a loss or making an improper personal financial gain for such person or any other person.

In order for coverage to apply under this INSURING CLAUSE, all **Voice Initiated Funds Transfer Instructions** must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of 10. Loss resulting directly from the ASSURED having credited an account of a *Deposit* customer, shareholder or subscriber on the faith of any **Items of Deposit** which prove to be uncollectible, provided that the crediting of such account causes:

a. redemptions or withdrawals to be permitted,

b. shares to be issued, or

c. dividends to be paid, from an account of an **Investment Company**.

In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold **Items of Deposit** for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such **Items of Deposit**.

Items of Deposit shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense 11. Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

General Agreements

<table>
<tr>
<td><i>Additional Companies
Included As Assured</i></td>
<td>A.</td>
<td>If more than one corporation, or Investment Company, or any combination of them is included as the ASSURED herein:</td>
</tr>
</table>

(1) The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

(2) Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each **Investment Company** with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

(3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

(4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

(5) If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

<table>
<tr>
<td><i>Representation Made By
Assured</i></td>
<td>B.</td>
<td>The ASSURED represents that all information it has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.</td>
</tr>
</table>

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

(continued)

General Agreements

Additional Offices Or Employees - Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company	C.	If the ASSURED, other than an **Investment Company**, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

(1)   occurred or will occur on premises, or

(2)   been caused or will be caused by an employee, or (3)

arisen or will arise out of the assets or liabilities, of such

institution, unless the ASSURED:

a. gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b. obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

c.   on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control - Notice To Company	D.	When the ASSURED learns of a change in control (other than in an **Investment Company**), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

(1) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

(2) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(3) the total number of outstanding voting securities.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And Attorneys' Fees	E.	The COMPANY will indemnify the ASSURED for court costs and reasonable attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

General Agreements

(1) an **Employee** admits to being guilty of **Larceny or Embezzlement**,

(2) an **Employee** is adjudicated to be guilty of **Larceny or Embezzlement**, or

Court Costs And (3) in the absence of 1 or 2 above, an arbitration panel agrees, after a review of *Attorneys' Fees* an agreed statement of facts between the COMPANY and the ASSURED, *(continued)* that an **Employee** would be found guilty of **Larceny or Embezzlement** if such **Employee** were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

Conditions and Limitations

Definitions

1. As used in this Bond:

    a. **Computer System** means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

    b. **Counterfeit** means an imitation of an actual valid original which is intended to deceive and be taken as the original.

    c. **Custodian** means the institution designated by an **Investment Company** to maintain possession and control of its assets.

    d. **Customer** means an individual, corporate, partnership, trust customer, shareholder or subscriber of an **Investment Company** which has a written agreement with the ASSURED for **Voice Initiated Funds Transfer Instruction**.

    e. **Employee** means:

        (1) an officer of the ASSURED,

        (2) a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

        (3) a guest student pursuing studies or performing duties in any of the ASSURED'S premises,

        (4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

        (5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

        (6) an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond,

        (7) a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to **Property** of the ASSURED, or

(continued)

(8) each natural person, partnership or corporation authorized by written agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

   a. creating, preparing, modifying or maintaining the ASSURED'S computer software or programs, or

   b. acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

(9) any partner, officer or employee of an investment advisor, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an **Investment Company** while performing acts coming within the scope of the customary and usual duties of an officer or employee of an **Investment Company** or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to **Property** of **an Investment Company**.

The term **Employee** shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

   a. which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an **Investment Company** or of the investment advisor or underwriter (distributor) of such **Investment Company**, or

   b. which is a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from **Larceny or Embezzlement** committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for

Definitions

herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered **Employees**.

(continued)

f. **Forgery** means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

g. **Investment Company** means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

h. **Items of Deposit** means one or more checks or drafts drawn upon a financial institution in the United States of America.

i. **Larceny or Embezzlement** means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

Definitions

j. **Property** means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profitsharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

k. **Relative** means the spouse of an **Employee** or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such **Employee** or partner and being related to them by blood, marriage or legal guardianship.

l. **Securities, documents or other written instruments** means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

(continued)

m. **Subsidiary** means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

n. **Transportation Company** means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

o. **Voice Initiated Election** means any election concerning dividend options available to **Investment Company** shareholders or subscribers which is requested by voice over the telephone.

p. **Voice Initiated Redemption** means any redemption of shares issued by an **Investment Company** which is requested by voice over the telephone.

q. **Voice Initiated Funds Transfer Instruction** means any **Voice Initiated Redemption** or **Voice Initiated Election**.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions -
Applicable to All Insuring
Clauses

2. **This bond does not directly or indirectly cover:**

a. loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;

b. loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

c. loss resulting from the effects of nuclear fission or fusion or radioactivity;

d. loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

f.   costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

g.   loss resulting from indirect or consequential loss of any nature;

General Exclusions Applicable to All Insuring Clauses (continued)

h.   loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the ASSURED who is not an **Employee**, acting alone or in collusion with others;

i.   loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any **Employee**:

(1)   of any law regulating:

     a.   the issuance, purchase or sale of securities,

     b.   securities transactions on security or commodity exchanges or the over the counter market,

     c.   investment companies,

     d.   investment advisors, or

(2)   of any rule or regulation made pursuant to any such law; or

j.   loss of confidential information, material or data;

k. loss resulting from voice requests or instructions received over the telephone,

---

Applicable To All Insuring Clauses Except Insuring Clause 1.

a. loss caused by an **Employee**, provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of **Property**;

b. loss through the surrender of property away from premises of the ASSURED as a result of a threat:

(1) to do bodily harm to any natural person, except loss of **Property** in transit in the custody of any person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

(2) to do damage to the premises or **Property** of the ASSURED;

c. loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

d. loss involving **Items of Deposit** which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

e. loss of property while in the mail;

Specific Exclusions -

3. **This Bond does not directly or indirectly cover:**

provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

Conditions and Limitations

*Specific Exclusions
Applicable To All
Insuring Clauses Except
Insuring Clause 1.*
(continued)

f. loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other **Property** to the ASSURED provided further that this Section 3.f. shall not apply to loss of **Property** resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the ASSURED.

g. loss of **Property** while in the custody of a **Transportation Company**, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

h. loss resulting from entries or changes made by a natural person with authorized access to a **Computer System** who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's **Computer System**; or

i. loss resulting directly or indirectly from the input of data into a **Computer System** terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

---

*Specific Exclusions -
Applicable To All Insuring
Clauses Except Insuring Clauses
1., 4., And 5.*

4. **This bond does not directly or indirectly cover:**

a. loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

b. loss resulting from forgery or any alteration;

c. loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

---

*Limit Of Liability/Non-
And Non-
Accumulation Of Liability*

5. At all times prior to termination of this Bond, this Bond shall continue in force for the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS, notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

a. any one act of burglary, robbery or hold-up, or attempt thereat, in which no **Employee** is concerned or implicated, or

b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of **Property**, or

c. all acts, other than those specified in a. above, of any one person, or

*Limit Of Liability/Non-
Non-* d. any one casualty or event other than those specified in a., b., or c. above, *Reduction And Accumulation Of Liability* shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of

---

(continued)

the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

i.   directly or indirectly aid in any way wrongful acts of any other person or persons, or

ii. permit the continuation of wrongful acts of any other person or persons

whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery 6. This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:

a.   facts which may subsequently result in a loss of a type covered by this Bond, or

b.   an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company - Proof 7.
- Legal Proceedings Against Company

a.   The ASSURED shall give the COMPANY notice thereof at the earliest practicable moment, not to exceed sixty (60) days after discovery of loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

b.   The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

c.   Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

d.   Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

e.   This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

Conditions and Limitations

Notice To Company f. Proof of loss involving **Voice Initiated Funds Transfer Instruction** shall *Proof - Legal Proceedings* include electronic recordings of such instructions. *Against Company (continued)*

Deductible Amount 8. The COMPANY shall not be liable under any INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any **Investment Company**.

Valuation   9. **BOOKS OF ACCOUNT OR OTHER RECORDS**

The value of any loss of **Property** consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

The value of any loss of **Property** other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such **Property** on the business day immediately preceding discovery of such loss provided, however, that the value of any **Property** replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such **Property** shall be the actual market value at the time of replacement.

In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such **Property** or for such privileges, the value shall be fixed by agreement between the parties.

OTHER PROPERTY

The value of any loss of **Property**, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such **Property** with **Property** of like quality and value, whichever is less.

Securities Settlement 10. In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

c. for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, Valuation, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

*Subrogation - Assignment –
Recovery* 11. In the event of a payment under this Bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

a. first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

b. second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

Conditions and Limitations

Subrogation - Assignment –
Recovery

(continued)

d.   fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond.

Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured 12. At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

     a. submit to examination by the COMPANY and subscribe to the same under oath,

     b. produce for the COMPANY'S examination all pertinent records, and

     c. cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination 13. If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED **Investment Companies** and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

This Bond will terminate as to any one ASSURED, other than an **Investment Company**:

     a. immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

     b. immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

     c. immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

Conditions and Limitations

Termination (continued)	If any partner, director, trustee, or officer or supervisory employee of an ASSURED not acting in collusion with an **Employee** learns of any dishonest act committed by such **Employee** at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

    a.   shall immediately remove such **Employee** from a position that would enable such **Employee** to cause the ASSURED to suffer a loss covered by this Bond; and

    b.   within forty-eight (48) hours of learning that an **Employee** has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

The COMPANY may terminate coverage as respects any **Employee** sixty (60) days after written notice is received by each ASSURED **Investment Company** and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such **Employee**.

Other Insurance	14. Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of: a. the ASSURED,

    b.   a **Transportation Company**, or

    c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the **Property** involved.

Conformity 15. If any limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification 16. This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

Conditions And
 Limitations

Change or Modification   If this Bond is for a joint ASSURED, no charge or modification which would
(continued) adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured **Investment Companies** and to the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

NAME OF ASSURED: RIVERNORTH FUNDS

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.**

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT

1.   Employee $ 3,525,000 $ 5,000   2. On Premises $ 3,525,000 $ 5,000   3. In Transit $ 3,525,000 $ 5,000
4.   Forgery or Alteration $ 3,525,000 $ 5,000   5.   Extended Forgery $ 3,525,000 $ 5,000 6. Counterfeit Money $ 3,525,000 $ 5,000 7.   Threats to Person $ 3,525,000 $ 5,000 8.   Computer System $ 3,525,000 $ 5,000
9.   Voice Initiated Funds Transfer Instruction $ 3,525,000 $ 5,000 10.   Uncollectible Items of Deposit $ 50,000 $ 5,000
11.   Audit Expense $ 50,000 $ 5,000
12.   Stop Payment $ 50,000 $ 1,000
13.   Telefacsimile Instruction $ 3,525,000 $ 5,000 14. Unauthorized Signature $ 3,525,000 $ 5,000
15.   Claims Expense $ 50,000 $ 1,000

This Endorsement applies to loss discovered after 12:01 a.m. on May 31, 2019.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 19, 2019   By _____
                                                                              Authorized Representative

ICAP Bond

FEDERAL INSURANCE COMPANY

Endorsement No.:   2

Bond Number: 70437045

NAME OF ASSURED: RIVERNORTH FUNDS

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

    "12. Stop Payment Order or Refusal to Pay Check

    Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:

    a. complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or

    b. refusing to pay any check or draft made or drawn upon or against the ASSURED by any customer of the ASSURED or by any authorized representative of such customer."

2. By adding the following Specific Exclusion:

    "Section 4.A. Specific Exclusions – Applicable to INSURING CLAUSE 12

    This Bond does not directly or indirectly cover:

    a. liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,

    b. loss arising out of:

        (1) libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,

        (2) sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or

        (3) discrimination."

This Endorsement applies to loss discovered after 12:01 a.m. on May 31, 2019.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 19, 2019   By _____
                                                      Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No.: 3

Bond Number: 70437045

NAME OF ASSURED: RIVERNORTH FUNDS

TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

    13.   Telefacsimile Instruction

    Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other **Property** or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a **Customer**, financial institution or another office of the ASSURED by **Telefacsimile** directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or **Property** or the establishment of a credit or the debiting of an account or the giving of value by the ASSURED where such **Telefacsimile** instructions:

    a.   bear a valid test key exchanged between the ASSURED and a **Customer** or another financial institution with authority to use such test key for **Telefacsimile** instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

    b.   fraudulently purport to have been sent by such **Customer** or financial institution when such **Telefacsimile** instructions were transmitted without the knowledge or consent of such **Customer** or financial institution by a person other than such **Customer** or financial institution and which bear a **Forgery** of a signature, provided that the **Telefacsimile** instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the **Customer**, or an employee of another financial institution.

2.   By deleting from Section 1., Definitions, the definition of **Customer** in its entirety, and substituting the following:

    d.   **Customer** means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for **Voice Initiated Funds Transfer Instruction** or **Telefacsimile** Instruction.

3.   By adding to Section 1., Definitions, the following:

     r. **Telefacsimile** means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of reproducing a copy of said document. **Telefacsimile** does not mean electronic communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4.   By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring Clause 1. the following:

    j. loss resulting directly or indirectly from **Telefacsimile** instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on May 31, 2019.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 19, 2019   By _____
                                                                                    Authorized Representative

ICAP Bond

Endorsement No.: 4

Bond Number: 70437045

NAME OF ASSURED: RIVERNORTH FUNDS

UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

14.   Unauthorized Signature

Loss resulting directly from the ASSURED having accepted, paid or cashed any check or **Withdrawal Order** made or drawn on or against the account of the ASSURED'S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.

It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2.   By adding to Section 1., Definitions, the following:

s.   **Instruction** means a written order to the issuer of an **Uncertificated Security** requesting that the transfer, pledge or release from pledge of the specified **Uncertificated Security** be registered.

t.   **Uncertificated Security** means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)   not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

(2)   of a type commonly dealt in on securities exchanges or markets, and

(3)   either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

u. **Withdrawal Order** means a non-negotiable instrument, other than an **Instruction**, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer's account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on May 31, 2019.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 19, 2019

By _____
Authorized Representative

Endorsement No.:   5

Bond Number: 70437045

NAME OF ASSURED: RIVERNORTH FUNDS

CLAIMS EXPENSE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

    15. Claims Expense

         Reasonable expense incurred by the ASSURED, solely for independent firms or individuals to determine the amount of loss where:

         (1) the loss is covered under the Bond, and

         (2) the loss is in excess of the applicable DEDUCTIBLE AMOUNT.

2. Under General Exclusions-Applicable To All Insuring Clauses, Section 2.f. does not apply to loss covered under this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on May 31, 2019.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 19, 2019   By _____
                                                            Authorized Representative

ICAP Bond
Form 17-02-6282 (Ed. 11-04)

Issued to: RIVERNORTH FUNDS

ENDORSEMENT/RIDER

Effective date of this
endorsement/rider: May 31, 2019

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 6

To be attached to and form a part
of Policy No. 70437045

–

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

Effective date of
this endorsement/rider: **May 31, 2019**

**FEDERAL INSURANCE
COMPANY**
Endorsement/Rider No.   7

To be attached to and
form a part of Bond No.   70437045

Issued to: RIVERNORTH FUNDS

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1. The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2. The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

   If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured **Investment Companies** and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: May 31, 2019

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 8

To be attached to and
form a part of Bond No. 70437045

Issued to: RIVERNORTH FUNDS

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To Company, is amended by adding the following subsection:

Automatic Increase in Limits for Investment Companies

If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940 ("the Act"), due to:

(i)   the creation of a new **Investment Company**, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or

(ii) an increase in asset size of current **Investment Companies** covered under this Bond, then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No: 9

Bond Number: 70437045

NAME OF ASSURED: RIVERNORTH FUNDS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Rivernorth Funds
Rivernorth Core Opportunity Fund
Rivernorth/Doubleline Strategic Income Fund Rivernorth/Oaktree
High Income Fund
RiverNorth Marketplace Lending Corp.
RiverNorth/DoubleLine Strategic Opportunity Fund, Inc.
RiverNorth Opportunistic Muni Income Fund

This Endorsement applies to loss discovered after 12:01 a.m. on May 31, 2019.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 19, 2019   By _____
                                                     Authorized Representative



CHUBB GROUP OF INSURANCE COMPANIES

THIS CERTIFIES THAT pending issuance of a Bond in the form described below, the Federal Insurance Company , hereinafter called the Company, is binding coverage described as follows:

1. Named of Assured: Rivernorth Funds
     Address: 325 N. Lasalle St., Suite 645
                                 Chicago, Illinois 60654

2. Producer: Maury Donnelly & Parr
     Attn: Noby Powell/Joelle Mann
     Address: 24 Commerce Street
                                   Baltimore, MD 21202

3. Bond Number: 70437045

4. Bond Type/Form No.:   Financial Institution Investment Company
                                   Asset Protection Bond (Ed. 5-98)

5. Term of Binder: From: 12:01 a.m. on   05/31/19
                              To: 12:01 a.m. on   Policy Issuance

6. Bond Period: From: 12:01 a.m. on   05/31/2019
                              To: 12:01 a.m. on   05/31/2020

7. Limits of Liability: 3,525,000

Insuring Clause	Limits of Liability	Deductible Amount
1. Employee	$ 3,525,000	$ 5,000
2. On Premises	$ 3,525,000	$ 5,000
3. In Transit	$ 3,525,000	$ 5,000
4. Forgery or Alteration	$ 3,525,000	$ 5,000
5. Extended Forgery	$ 3,525,000	$ 5,000
6. Counterfeit Money	$ 3,525,000	$ 5,000
7. Threat to Person	$ 3,525,000	$ 5,000
8. Computer System	$ 3,525,000	$ 5,000
9. Voice Initiated Funds Transfer Instruction	$ 3,525,000	$ 5,000
10. Uncollectible Items of Deposit	$ 50,000	$ 5,000
11. Audit Expense	$ 50,000	$ 5,000
12. Stop Payment	$ 50,000	$ 1,000
13. Telefacsimile Instruction	$ 3,525,000	$ 5,000
14. Unauthorized Signature	$ 3,525,000	$ 5,000

15. Claims Expense	$ 50,000	$ 1,000

8.   Endorsements:

- 14-02-9228 Compliance with Applicable Trade Sanction Laws
- 17-02-2437 Delete Valuation – Other Property
- 17-02-2365 Stop Payment
- 17-02-2367 Telefacsimile
- 14-02-14098 Automatic Increase in Limits Endorsement
- 14-02-12160 Notice to Insured (SEC)
- 10-02-1295 Notice to Policyholders
- 17-02-5602 Unauthorized Signature
- 17-02-0949 Name of Assured

RiverNorth Funds
RiverNorth Core Opportunity Fund
RiverNorth/DoubleLine Strategic Income Fund
RiverNorth/Oaktree High Income Fund
RiverNorth Marketplace Lending Corp.
RiverNorth/DoubleLine Strategic Opportunity Fund
RiverNorth Opportunistic Municipal Income Fund, Inc

- 17-02-6282 Claims Expense
- 17-02-1582 Revise Item, 2

9.   Premium: $ 6,300   1 Year PrePaid

10.   Commission Payable: 20   %

The above Binder is expressly contingent upon receipt, review and acceptance of the subjectivity's listed below. The Company must receive all of the items identified below on or before the Binder Expiration Date shown above. If all of these items are not received and approved by the Company on or before this date, this Binder will automatically expire without further action or notice.

N/A

The foregoing Binder for coverage is subject to modification or withdrawal by the Company if, before the proposed inception date, any new, corrected or updated information becomes known which relates to any proposed Assured's claims history or risk exposure or which could otherwise change the underwriting evaluation of any proposed Assured and the Company, in its sole discretion, determines that the terms of this Binder are no longer appropriate.

It is expressly stipulated that except as otherwise provided herein, the coverage provided by this Binder is subject to all of the terms and conditions of the quotation and attachments thereto issued by the Company.

This Binder may be canceled at any time by the entity referred to in Item 1 by giving written notice of cancellation to the Company. This Binder may be canceled at any time by the Company upon ten (10) days written notice of cancellation to the entity referred to in Item 1 or its agent.

This Binder shall terminate automatically upon the expiration date shown above, or upon issuance of the Bond, whichever occurs first. A short rate premium charge will be made for this Binder unless the Bond is issued by the Company and accepted by the entity referred to above. The Company reserves the right to modify the policies, terms and conditions upon underwriting review of any information received.

This binder does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from offering or providing insurance. To the extent any such prohibitions apply, this binder is void ab initio.

This information is intended for producers that are properly licensed and authorized in at least one of the writing companies that comprise the Chubb Group of Insurance Companies (Chubb). If you are not a licensed and authorized Chubb producer, please direct this communication to the person in your office that holds such designations and contact Chubb to update the contact information for this policy.

By: _Bernadette Colston_____   Date: _05/23/19_____
        Authorized Representative



CHUBB

OFFEREE DISCLOSURE NOTICE OF TERRORISM INSURANCE COVERAGE
(new policies and renewals with no terrorism exclusion or sublimit and no premium charge)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act") effective December 26, 2007, we are making available to you insurance for losses arising out of certain acts of terrorism. The policy you are purchasing already includes insurance for such acts. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of the offered policy's annual premium that is attributable to insurance for acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

JOINT INSURANCE AGREEMENT

THIS JOINT INSURANCE AGREEMENT, dated as of May 15, 2019, is by and among the funds comprising the group of registered investment companies (listed on Schedule A hereto) (the "Funds"), retaining RiverNorth Capital Management, LLC as their investment adviser.

BACKGROUND

THIS AGREEMENT is entered into with the following background:

A. Section 17(g) of the Investment Company Act of 1940 (the "Act") authorizes the Securities and Exchange Commission ("SEC") to require that the officers and employees of registered management investment companies be bonded against larceny and embezzlement, and the SEC has promulgated Rule 17g-1 requiring such coverage in specified minimum amounts.

B. The Funds have obtained and maintain the bonds and policies of insurance providing coverage against larceny and embezzlement by their officers and employees set forth in Attachment I hereto (the "Joint Bonds").

C. the Boards of Trustees/Directors of each Fund, by vote of a majority of its members including a majority of those members of the Boards of each Fund who are not "interested persons" as defined by Section 2(a)(19) of the Act, has given due consideration to all factors relevant to the amount, type, form, coverage and apportionment of recoveries and premiums on the Joint Bonds and (i) has approved the terms and amount of the Policy and the participation of each respective Fund in the Joint Bonds as being in the best interests of that Fund, (ii) has determined that the allocation of the premium for the Joint Bonds as set forth herein (which is based on information obtained from the underwriters regarding each Fund's proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by the Funds) is fair and reasonable to the Fund, and (iii) the manner in which recovery on the Joint Bonds ("Joint Bond Proceeds"), if any, shall be shared by and among the parties hereto as hereinafter set forth.

NOW, THEREFORE, IT IS HEREBY AGREED by and among the parties hereto as follows:

1. ALLOCATION OF PROCEEDS

   a. In the event a single party suffers a loss or losses covered under the Joint Bonds, the party suffering such loss or losses shall be entitled to be indemnified up to the full amount of the Joint Bond Proceeds.

   b. If more than one party is damaged in a single loss for which Joint Bond Proceeds are received, each such party shall receive that portion of the Joint Bond Proceeds which represents the loss sustained by that party, unless the recovery is inadequate to indemnify fully each such party. If the recovery is inadequate to indemnify fully each such party sustaining a loss, the Joint Bond Proceeds shall be allocated among such parties as follows:

      i. Each party sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the minimum amount of bond coverage then allocated to such party. Any party not fully indemnified for its insurable losses as a result of this allocation is hereafter referred to as an "Unindemnified Party".

ii. The remaining portion of the Joint Bond Proceeds, if any, shall be allocated to each Unindemnified Party in the same proportion as such party's allocation of minimum bond coverage bears to the aggregate of the minimum bond coverage amounts for all Unindemnified Parties, provided that no party shall receive Joint Bond Proceeds in excess of its actual insurable losses.

2. ALLOCATION OF PREMIUMS

The premiums payable with respect to the Joint Bonds shall be allocated to each of the parties hereto on an annual basis (and, in the event any increased or additional premium is required to be paid during the year, as of the date such increased or additional premium is due) in the same proportion as each party's minimum amount of bond coverage as then reflected on Attachment II shall bear to the total of such minimum coverage.

3. BOND COVERAGE REQUIREMENTS AND CHANGES

a. Each party hereto has determined that the minimum amount of fidelity bond coverage deemed appropriate to be maintained by it is as set forth opposite its name in Attachment II hereto. Each of the Funds represents and warrants to each of the other parties hereto that the minimum amount of coverage required of it under Rule 17g-1(d)(1) as of the date hereof is not more than the amount reflected opposite its name in Attachment II hereto. Each of the Funds further agrees that it will promptly take such steps as may be necessary, from time to time, to increase its minimum coverage as set forth in Attachment II hereto (and, if necessary, the face amount of the Joint Bonds) so that its minimum coverage as therein set forth shall at no time be less than the minimum coverage required of it under Rule 17g-1(d)(1).

b. The parties hereto may, from time to time hereafter, agree to modify Attachment II hereto to reflect changes in allocation of premium and coverage. All references in this Agreement to "Attachment II" shall be to such Attachment as amended as of the relevant date on which premiums are to be allocated or losses are sustained.

4. ADDITION OF NEW FUNDS AND OTHER ENTITIES

The parties to this Agreement contemplate that additional funds or other related entities permitted by Rule 17g-1 ("Additional Entities") may be added as Funds from time to time after the date of this Agreement. In the event an Additional Entity is organized, such Entity may be included as an additional party to this Agreement if the Board of Trustees/Directors of each of the Funds (including an Additional Fund if it is being added) approve such addition and establish a revised minimum allocation of bond coverage. The inclusion of an Additional Entity as a party to this Agreement shall be evidenced by such Entity's execution of the Addendum to this Agreement and all references herein to the "Funds" shall include any such Additional Entities.

5. TERM OF AGREEMENT

This Agreement shall remain in effect as long as the Board of Trustees of each Fund (including a majority of the members who are not "interested persons," as defined by Section 2(a)(19) of the Act) makes the annual determinations respecting the Joint Bonds required under Rule 17d-1(d)(7), and annually approves the renewal of the Joint Bonds. This Agreement shall apply to the present fidelity bond coverage and any renewals or replacements thereof and shall continue until terminated by any party hereto upon the giving of not less than sixty days written notice to the other parties.

6. <u>DISPUTES</u>

Any dispute arising under this Agreement shall be submitted to arbitration in the City of Chicago, Illinois under the Rules of the American Arbitration Association, and the decision rendered therein shall be final and binding upon the parties hereto.

7. <u>GOVERNING LAW</u>

This Agreement shall be governed by, and construed in accordance with the laws of the State of Delaware to the extent not inconsistent with applicable provisions of the Act and the rules and regulations promulgated thereunder by the SEC.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed by a duly authorized officer or representative as of the date first written above.

On behalf of those Funds listed on Schedule A

By: /s/Marc L. Collins
Marc L. Collins
Secretary and Chief Compliance Officer

RiverNorth Funds, an Ohio business trust consisting of the following series:

    RiverNorth Core Opportunity Fund

    RiverNorth/DoubleLine Strategic Income Fund

    RiverNorth/Oaktree High Income Fund

RiverNorth Marketplace Lending Corporation, a Maryland corporation

RiverNorth/DoubleLine Strategic Opportunity Fund, a Maryland corporation

RiverNorth Opportunistic Municipal Income Fund, a Maryland corporation

FUND	MINIMUM AMOUNT OF FIDELITY BOND COVERAGE
RiverNorth Funds	$1,700,000
RiverNorth Marketplace Lending Corporation	$600,000
RiverNorth/DoubleLine Strategic Opportunity Fund	$750,000
RiverNorth Opportunistic Municipal Income Fund	$600,000
Total Joint Fidelity Bond =	$2,500,000*

*Maximum required under Rule 17g-1(d)(1)

RESOLUTIONS ADOPTED BY THE BOARD OF TRUSTEES
ON MAY 14, 2019

RESOLVED, that the Joint Insurance Agreement among RiverNorth Capital Management, LLC, RiverNorth Funds, RiverNorth Marketplace Lending Corporation, RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. and RiverNorth Opportunistic Municipal Income Fund, Inc. (the "Insureds"), as insureds under a joint investment company blanket bond by Chubb, substantially in the form presented to the Board at this Meeting, is approved; and

FURTHER RESOLVED, that the Joint Liability Insurance Agreement among the Insureds under a joint Trustees & Officers/Errors & Omissions Insurance Policy by Chubb, substantially in the form presented to the Board at this Meeting, is approved; and

FURTHER RESOLVED, that each Fund is authorized to execute, deliver and perform, and each officer of the Funds, acting individually, is authorized and directed to execute, seal and deliver the Joint Insurance Agreement and the Joint Liability Insurance Agreement, with such changes as such officer of the Funds shall determine, with the advice of Fund counsel, to be necessary or desirable, the execution of which to be conclusive evidence of such determination.